Ivy Funds

6300 Lamar Avenue

P.O. Box 29217

Shawnee Mission, Kansas 66201-9217

September 9, 2010

FILED VIA EDGAR

Ms. Sheila Stout

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement on Form N-14 for Ivy Funds (“Registrant”)
Ivy Mortgage Securities Fund
File No. 811-6569 and 333-168744/CIK# 883622

Dear Ms. Stout:

This letter responds to your comments, provided in your telephone conversation with me regarding the registration statement on Form N-14 (“N-14”) related to the reorganization of Ivy Mortgage Securities Fund (“Acquired Fund”) into Ivy Bond Fund (“Acquiring Fund” and, together with the Acquired Fund, the “Funds”). Both the Acquired Fund and Acquiring Fund are a series of Ivy Funds, a Delaware statutory trust. The N-14 was filed with the Securities and Exchange Commission on August 11, 2010.

1.	Comment: Please confirm the CIK number that will be used in filing the definitive combined prospectus/proxy statement for the proposed acquisition of the Acquired Fund by the Acquiring Fund (“Reorganization”).

Response: The filing will be made using CIK #883622, the number for Ivy Funds, a Delaware statutory trust. As you discussed with Kevin Bettsteller of K&L Gates, counsel to the Funds, the Acquired Fund was previously a series of Ivy Funds, a Massachusetts Business Trust (File No. 811-1028 prior to its deregistration). On April 1, 2010, pursuant to a Plan of Reorganization, the Acquired Fund became a series of Ivy Funds, a Delaware statutory trust.

2.	Comment: Please confirm that the “Other Expenses” amounts in the Annual Fund Operating Expenses Table match the “Other Expenses” amounts in the Annual Fund Operating Expenses Table in the most recent prospectus for the Funds.

Response: The “Other Expenses” amounts in the combined prospectus and proxy statement for the Acquired Fund and Acquiring Fund match the “Other Expenses” amounts listed in the prospectus for the Funds dated July 30, 2010. The projected post-acquisition pro forma “Other Expenses” of the Bond Fund do differ from the amounts in the prospectus for the Bond Fund dated July 30, 2010 due to the difference in certain fixed costs involved in operating the Acquired Fund and Acquiring Fund as separate series of Ivy Funds and the various assumptions described in the paragraph below the expense examples on page 5.

3.	Comment: Please add a footnote to the Annual Fund Operating Expense Tables describing the estimated cost of the reorganization and include per share costs.

Response: The following has been added as footnote 5 to the Expense Tables on page 6, the discussion of costs on page 28 and footnote 3 to the capitalization table on page 25:

The costs of the Meeting, that are estimated to be $132,000, including the costs of soliciting proxies, and the costs of the Acquisition will be borne by the Mortgage Securities Fund and the Adviser in the following percentages and corresponding dollar amounts: Mortgage Securities Fund 50% ($66,000) and Adviser 50% ($66,000). These amounts are estimated using information as of March 31, 2010 and will have an impact of less than one-half cent per share to the Mortgage Securities Fund.

4.	Comment: Please add language to footnote 1 of the Expense Tables on page 6 describing the conversion of Class B to Class A shares.

Response: The following language has been added:

Class B shares, and any reinvested dividends and other distributions paid on such shares, automatically convert to Class A shares, on a monthly basis, eight years after the end of the month in which the shares were purchased.

5.	Comment: Please review the calculation of the Example Expenses on pages 6 and 7 for Class E shares and state what ratio is used for the computation and for what period.

Response: Pursuant to Instruction 3(e) to Item 3 of Form N-1A, if a fund has a contractual expense reimbursement or fee waiver in place for no less than one year from the effective date of the fund’s registration statement, the fund may include two additional captions in its expense table showing the amount of the expense reimbursement or fee waiver, as well as the “Total Annual Fund Operating Expenses” net of that reimbursement or waiver. Because the expense reimbursement agreements described in footnotes two and three on page six of the Combined Prospectus/Proxy Statement are currently contractual through July 31, 2011, we have deleted the last two captions in the expense tables for Ivy Mortgage Securities Fund and Ivy Bond Fund. In addition, the expense reimbursement agreement described in footnote four on page six of the Combined Prospectus/Proxy Statement is expected to be voluntary in nature, and to continue through July 31, 2011, so we have deleted the last two captions in the Ivy Bond Fund pro forma expense table and revised the text of footnote four accordingly. Finally, because none of the expense reimbursements described above are currently contractually agreed to for at least one year from the anticipated effective date of the Registrant’s N-14 filing, the expense examples shown on pages seven and eight of the Combined Prospectus/Proxy Statement have been calculated using each Fund’s respective “Total Annual Fund Operating Expenses” for each time period, without taking into account the reimbursement, in accordance with Instruction 4(a) to Item 3 of Form N-1A. The reorganization is anticipated to take place on or about January 31, 2011. The ratios used are as follows:

	Ivy Mortgage Securities Fund	Ivy Bond Fund	Ivy Bond Fund (Pro Forma)
Class A	1.41%	1.21%	1.21%
Class B	2.55%	2.41%	2.42%
Class C	2.15%	1.95%	1.93%
Class E	2.07%	1.68%	1.69%
Class I	0.87%	0.84%	0.85%
Class Y	1.10%	1.09%	1.11%

Class E shares are also subject to an annual fee of $20 and factored into the expense examples for Class E. This $20 fee has been added to the Shareholder Fee table on page 5 of the Combined Prospectus/Proxy Statement.

6.	Comment: Please describe and disclose whether there is a planned sell-off of holdings of the Mortgage Securities Fund to comply with the investment restrictions of the Ivy Bond Fund and, if so, estimate the impact to capital gains and transaction costs.

Response: Advantus Capital Management, the sub-advisor to the Mortgage Securities Fund, does not envision a planned sell-off of any holdings of the Mortgage Securities Fund’s assets prior to the Acquisition. A portion of the portfolio assets of the Mortgage Securities Fund may be sold in the ordinary course prior the Acquisition. A statement to this effect has been added to page 18 of the Combined Prospectus/Proxy Statement.

7.	Comment: Please disclose in the Notes to the Pro Forma Statement of Assets and Liabilities in Part B (“Notes”) whether any securities have been fair valued or are in default.

Response: As of March 31, 2010, no securities have been fair valued or in default.

8.	Comment: Please add the number of shares authorized for each share class.

Response: The number of shares in each share class that is authorized is unlimited. This statement has been added to note 1 of the Notes.

9.	Comment: Please add a legend to the Pro Forma Schedule of Investments and Notes that reflects that amounts shown are in thousands.

Response: This legend has been added.

*****

If you have any further comments or questions regarding this filing, please call me at (913) 236 -2432. Thank you for your attention to this matter.

Sincerely,

/s/ Mara D. Herrington
Mara D. Herrington
Vice President and Secretary